SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: September 30, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the June 2004 Mid-Year Report, which appears immediately following this page.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Introduction

UBS produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2003, filed with the SEC on 31 March 2004, as well as UBS’s First Quarter 2004 Report and Second Quarter 2004 Report submitted to the SEC under Form 6-K on 4 May 2004 and 10 August 2004 respectively.

Operating and Financial Review and Prospects

SEC regulations specify that the discussion of a company’s performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing its results and the results of those business units with significant seasonal components to their income streams (principally the Investment Bank). For its other individual business units however, UBS’s reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2004 reports, and which makes comparisons to prior periods as prescribed by the SEC. This disclosure should be read together with the discussion of results in our first and second quarter 2004 reports.

UBS REVIEW

Results

UBS reported in first half 2004 a net profit of CHF 4,397 million, compared to a net profit of CHF 2,746 million in first half 2003. Before goodwill and excluding the CHF 2 million gain from the sale of our clearing subsidiary Correspondent Services Corporation (CSC), sold in second quarter 2003, net profit rose 50% from first half 2003, reflecting higher fee and commission income and an increase in income from trading activities, resulting from our success in capturing revenue opportunities and growing our businesses as major financial markets recovered, especially in first quarter 2004. At the same time, we continued to manage costs tightly as expenses, up 9% from first half 2003, rose far less than revenues (revenues rose 18%; excluding the gain from CSC, they were up 19%).

UBS performance indicators

We focus on four performance indicators, designed to deliver continually improving returns to our shareholders.

w	For the first six months of 2004, our annualized return on equity was 26.5%, up from 15.1% in the same period a year ago and well above our target range of 15% to 20%. It reflects higher net profit combined with a lower average level of equity resulting from our continued buyback programs. Amortization of goodwill and other intangible assets reduced the first half 2004 ratio by 2.7 percentage points. It had the same effect on return on equity in first half 2003.

w	Basic earnings per share (EPS) increased by 71% to CHF 4.11 in first half 2004 from CHF 2.40 in the same period a year ago. The increase was driven by the sharp rise in net profit as well as the reduction in average number of shares outstanding from our continuous repurchase of shares. Amortization of goodwill reduced basic earnings per share by CHF 0.42 in first half 2004. It had the same effect on earnings per share in second quarter 2003.

w	The cost/income ratio was 71.7% in first half 2004, improving from 77.1% for the same period last year. The improvement was driven by higher revenues as well as the high level of credit recoveries. This was partially offset by higher personnel expenses due to increased accruals for performance-related compensation as well as higher general and administrative expenses, which rose mainly due to the USD 100 million (CHF 128 million) banknotes-related fine and higher operational provisions. In first half 2003, the Correspondent Services Corporation (CSC) clearing subsidiary disposal boosted the ratio by 0.7 percentage points. Amortization of goodwill and other intangible assets accounted for 2.2 percentage points of the ratio in first half 2004, compared to an effect of 2.9 percentage points in first half 2003.

Net new money in the wealth management units remained strong, with inflows of CHF 29.4 billion in first half 2004, up by CHF 7.9 billion from the same period a year ago. The Wealth Management unit

Operating and Financial Review and Prospects

attracted CHF 24.4 billion in first half 2004, compared to CHF 13.9 billion in first half 2003. The international clients business saw strong inflows, particularly in Asia and in our domestic European wealth management business, which itself saw a record inflow of CHF 6.9 billion. In the US, net new money was CHF 5.0 billion in first half 2004, down from CHF 7.6 billion in the same period a year ago. The decline reflects uncertain investor sentiment in the US wealth management market.

UBS RESULTS

Operating income

Total operating income was CHF 19,779 million in first half 2004, up 18% from CHF 16,749 million in the same period a year earlier. Excluding the CHF 161 million pre-tax gain from the sale of CSC in second quarter 2003, operating income increased 19% compared to a year ago. The increase was driven by our ability to capture revenue opportunities in the more active financial markets, especially in first quarter 2004. The increase in market levels positively impacted the asset base of our wealth and asset management businesses, prompting fee-based revenues to rise. Fee and brokerage income profited from the improved market environment, especially in first quarter 2004, which helped to increase the level of institutional and private client market activity. Both our equities and our fixed income businesses reported strong results. Private Equity also made a positive contribution, reflecting lower writedowns and higher divestment gains. We also posted an unusually high level of credit recoveries in first half 2004.

Net interest income was CHF 6,274 million in first half 2004, up from CHF 5,935 million in the same period a year earlier. Net trading income was CHF 2,962 million in first half 2004, up from CHF 2,539 million in first half 2003.

As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net income from interest margin products decreased by 1% to CHF 2,555 million in first half 2004 from CHF 2,577 million in the same period a year earlier. Lower income reflecting our shrinking Swiss recovery portfolio, reduced interest margins on client cash and saving accounts, as well as declining revenues from US dollar-denominated accounts, was only partially offset by the growth of our domestic mortgages business, higher volumes in saving accounts and loan growth in our wealth management businesses.

At CHF 6,409 million, net income from trading activities in first half 2004 was 12% higher than the CHF 5,704 million recorded in the same period a year ago. Equities trading income increased by 61% from CHF 1,022 million in first half 2003 to CHF 1,642 million in first half 2004. This increase reflects higher market volumes and increased client activity levels. This was helped by a good result in our proprietary trading activities. Trading income from our fixed income business increased 1% to CHF 3,770 million in first half 2004 from CHF 3,742 million in the same period a year earlier. Strong performances in rates and mortgages were nearly offset by falls in fixed income market-making and principal finance. Positive revenues of CHF 65 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book compare with a market loss of CHF 381 million a year ago. Foreign exchange saw strong sales volume in cash and derivative transactions, helping trading revenues to rise 9% to CHF 836 million in first half 2004 from CHF 770 million in the same period a year ago.

At CHF 683 million in first half 2004, net income from treasury activities dropped by 7% from CHF 738 million a year earlier. The drop was mainly due to reduced returns on invested equity as we continued to repurchase shares. The impact of lower interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc.

Operating and Financial Review and Prospects

Other net trading and interest income showed negative revenue of CHF 411 million in first half 2004 compared to negative CHF 545 million in the same half last year. The improvement reflects lower funding costs for goodwill as well as the contraction of our private equity portfolio.

At CHF 9,846 million, net fee and commission income increased 21% from CHF 8,139 million in first half 2003. This was mainly due to higher net brokerage fees, portfolio and other management and advisory fees and investment fund fees. Underwriting revenues increased by 23% to CHF 1,337 million in first half 2004 from CHF 1,091 million in first half 2003. Both equity and fixed income underwriting rose. Compared to a year earlier, equity underwriting rose 37% to CHF 735 million and fixed income underwriting advanced 8% to CHF 602 million. Corporate finance fees increased by 77% to CHF 473 million in first half 2004 from CHF 267 million in the same period a year earlier. The improved market environment led to higher corporate activity levels, resulting in a 12% increase in the M&A global fee pool for the first six months of this year compared to the same period a year earlier (according to Freeman). Net brokerage fees increased 24% to CHF 2,432 million in first half 2004 from CHF 1,958 million in the same period a year ago, reflecting improved markets and the resulting higher institutional as well as individual client activity. At CHF 2,289 million, investment fund fees increased 26% when compared to first half 2003, reflecting higher asset- and sales-based fees in our wealth and asset management businesses. Portfolio and other management and advisory fees increased by 26% to CHF 2,276 million in first half 2004 from CHF 1,812 million in the same period a year ago. The gain was due to higher asset levels in portfolio management mandates and managed accounts in our wealth management businesses as well as higher fees in our asset management business — themselves the result of rising invested asset levels and strong inflows of net new money.

Other income was CHF 563 million in first half 2004, up from CHF 204 million in the same period a year ago. The increase was driven by higher disposal gains from private equity investments and a CHF 214 million drop in impairment charges for private equity investments as well as in other financial investments. This was partially offset by the CHF 161 million pre-tax gain from the sale of CSC in second quarter a year ago.

Operating expenses

We continue to manage costs closely and continue to look for ways to improve the efficiency of our businesses. In first half 2004, total operating expenses were CHF 14,095 million, up 9% from CHF 12,959 million in the same period a year earlier. The increase reflects higher personnel expenses due to increasing accruals for performance-related compensation following the significant revenue gains as well as an increase in general and administrative expenses which was driven by the USD 100 million (CHF 128 million) penalty levied by the Federal Reserve Board (Fed) related to our banknote trading business, and increased operational provisions.

First half 2004 personnel expenses, at CHF 9,770 million, increased 11% from CHF 8,821 million in the same period a year earlier, mainly due to accruals for higher performance-related compensation. This was partially offset by lower contributions to retirement benefit plans, lower severance expenses at the Investment Bank and lower retention expenses at the Wealth Management USA business. Personnel expenses are managed on a full year basis with final fixing of annual performance-related payments in the fourth quarter.

General and administrative expenses increased 8% to CHF 3,250 million in first half 2004 from CHF 2,997 million in first half 2003. The increase was mainly driven by the USD 100 million (CHF 128 million) civil penalty levied by the Fed related to our banknote trading business, as well as increased operational provisions, among them potential additional US withholding tax costs. Other increases were seen in IT project costs, travel and entertainment as well as legal fees. They were partially offset by decreases in other categories, with major drops in administration and telecommunication and postage expenses.

At CHF 625 million in first half 2004, depreciation dropped 5% from CHF 661 million in first half 2003, mainly reflecting lower IT charges.

Operating and Financial Review and Prospects

Amortization of goodwill and other intangible assets, at CHF 450 million in first half 2004, decreased by 6% from CHF 480 million in first half 2003, reflecting lower amortization charges, mainly at our Wealth Management USA business (due to the CSC disposal).

Tax

We incurred a tax expense of CHF 1,091 million in first half 2004, reflecting an effective tax rate of 19.2% for the year to date, compared to last year’s full-year rate of 19.5%. We believe that an underlying tax rate of around 19-20% is a reasonable indicator for full-year 2004.

Fair value disclosure of options

The fair value of options granted in the first half of 2004 was CHF 468 million (pre-tax: CHF 515 million) compared to CHF 405 million (pre-tax: CHF 505 million) in the same period a year ago. The increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in first half 2004 (down nearly 40% from the same period a year earlier), in line with our strategy of granting options more selectively. Most stock options are granted in the first half of the year. Grants in the second half of the year are primarily made under the Equity Plus program, an employee participation program under which voluntary investments in UBS shares are matched with option awards. Aside from the Equity Plus options, which are offered quarterly, we do not expect further significant grants for the remainder of this year.

Operational risk

In first half 2004, our expenses were affected by operational risk costs including the penalty related to our banknote business and provisions covering an estimate for additional US withholding tax costs. Operational risks can be caused by external factors, deliberate, accidental and natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before there is certainty as to the probability, timing or amount of future expenditure — an uncertainty which requires the exercise of judgement. It is best practice to make a provision of the best estimate of a liability when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. All provisions for operational risk established at UBS are based on management’s best estimates and follow this practice. When any potential operational risk is able to be quantified more accurately, the corresponding provision is revised up or down. At the end of 2003, total provisions for operational risk including litigation risk stood at CHF 1.36 billion. Additional information on our operational risk provisions is published annually as a Note to our audited Financial Statements.

Operating and Financial Review and Prospects

Wealth Management & Business Banking

Business Group Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income		3,208	3,203	3,108	0	3	6,411	5,974
Adjusted expected credit loss	[1]	(8)	(17)	(43)	53	81	(25)	(100)

Total operating income		3,200	3,186	3,065	0	4	6,386	5,874

Personnel expenses		1,115	1,129	1,115	(1)	0	2,244	2,202
General and administrative expenses		416	394	428	6	(3)	810	853
Services to / from other business units		229	238	222	(4)	3	467	423
Depreciation		32	29	46	10	(30)	61	90
Amortization of goodwill and other intangible assets		19	18	19	6	0	37	38

Total operating expenses		1,811	1,808	1,830	0	(1)	3,619	3,606

Business Group performance before tax		1,389	1,378	1,235	1	12	2,767	2,268

Additional information Regulatory equity allocated (average)		9,600	9,150	8,800	5	9
Cost/income ratio (%)	[2]	56.5	56.4	58.9			56.4	60.4

1	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
2	Operating expenses/income.

Operating and Financial Review and Prospects

Wealth Management

Business Unit Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income		1,930	1,932	1,732	0	11	3,862	3,307
Adjusted expected credit loss	[1]	(2)	(2)	(2)	0	0	(4)	(4)

Total operating income		1,928	1,930	1,730	0	11	3,858	3,303

Personnel expenses		521	522	496	0	5	1,043	970
General and administrative expenses		148	144	152	3	(3)	292	297
Services to / from other business units		344	364	384	(5)	(10)	708	764
Depreciation		15	14	23	7	(35)	29	44
Amortization of goodwill and other intangible assets		19	18	19	6	0	37	38

Total operating expenses		1,047	1,062	1,074	(1)	(3)	2,109	2,113

Business unit performance before tax		881	868	656	1	34	1,749	1,190

Performance indicators Invested assets (CHF billion)		750	737	691	2	9
Net new money (CHF billion)	[2]	8.2	16.2	6.5			24.4	13.9

Gross margin on invested assets (bps)	[3]	104	107	104	(3)	0	106	101

Cost/income ratio (%)	[4]	54.2	55.0	62.0			54.6	63.9

Client advisors (full-time equivalents)		3,463	3,343	3,121	4	11

International Clients
Income		1,366	1,336	1,226	2	11	2,702	2,314

Invested assets (CHF billion)		535	521	485	3	10
Net new money (CHF billion)	[2]	7.1	15.1	6.6			22.2	13.6

Gross margin on invested assets (bps)	[3]	103	106	105	(3)	(2)	105	101

European wealth management initiative (part of International Clients)
Income		99	92	61	8	62	191	113

Invested assets (CHF billion)		65	51	39	27	67
Net new money (CHF billion)	[2]	2.7	4.2	3.3			6.9	6.3

Client advisors (full-time equivalents)		781	695	582	12	34

Swiss Clients
Income		564	596	506	(5)	11	1,160	993

Invested assets (CHF billion)		215	216	206	0	4
Net new money (CHF billion)	[2]	1.1	1.1	(0.1)			2.2	0.3

Gross margin on invested assets (bps)	[3]	105	112	102	(6)	3	109	101

Additional information					% change from

As at		30.6.04	31.3.04	30.6.03	1Q04	2Q03

Client assets (CHF billion)		944	931	845	1	12
Regulatory equity allocated (average)		3,150	2,800	2,600	13	21
Headcount (full-time equivalents)		9,688	9,199	9,228	5	5

1	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
2	Excludes interest and dividend income.
3	Income (annualized) / average invested assets.
4	Operating expenses/income.

Operating and Financial Review and Prospects

Performance indicators

The first half 2004 net new money inflow of CHF 24.4 billion was CHF 10.5 billion higher than the first half 2003 figure of CHF 13.9 billion. The International Clients business reported CHF 22.2 billion in net new money, with positive inflows into the European wealth management business and a continued strong performance in Asia. Net new money in our Swiss Clients business was CHF 2.2 billion, reflecting successful client acquisition.

Invested assets on 30 June 2004 were CHF 750 billion, up 9% from CHF 691 billion on 30 June 2003. Net new money inflows, the first-time consolidation of CHF 12 billion in assets from the acquisition of Laing & Cruickshank and the effect of the recovery seen in most financial markets were only partially offset by the decline of major currencies against the Swiss franc.

Gross margin on invested assets was 106 basis points in first half 2004, up from 101 basis points in first half 2003, reflecting the helpful market environment. Brokerage fees were strong on high client activity levels, and the margin also benefited from our continuous effort to enhance our client offering with value-added products and services.

The cost/income ratio, at 54.6% in first half 2004, was down 9.3 percentage points from first half 2003. The drop was due to strong growth in operating income combined with strictly controlled non-personnel expenses. Goodwill and other intangible asset amortization accounted for 0.9 percentage points of the first half 2004 and for 1.2 percentage points in first half 2003. Pre-goodwill, the ratio dropped by 9.0 percentage points.

Results

In first half 2004, Wealth Management’s pre-tax profit was CHF 1,749 million, up CHF 559 million from first half 2003 reflecting higher operating income which rose on gains in asset based and transaction fees, combined with slightly lower operating expenses, driven by a drop in non-personnel related expenses.

Operating income

Total operating income, at CHF 3,858 million in first half 2004, increased by CHF 555 million from first half 2003. Recurring income increased because of higher asset-based fees, benefiting from increased asset levels. Non-recurring income rose due to higher brokerage fees, reflecting an increase in client activity levels, which were particularly strong in the first quarter due to the positive market environment. Overall income also benefited from the integration of Laing & Cruickshank and Scott Goodman Harris.

Operating expenses

Wealth Management’s operating expenses were CHF 2,109 million in first half 2004, almost unchanged in comparison to the same period a year ago. Personnel expenses, at CHF 1,043 million in first half 2004, increased by 8% from first half 2003 due to higher performance-related accruals reflecting the revenue growth and the integration of Laing & Cruickshank and Scott Goodman Harris. General and administrative expenses, at CHF 292 million, were down CHF 5 million from first half 2003. Expenses for services from other businesses fell 7% to CHF 708 million in first half 2004 from CHF 764 million in the same period a year ago. The drop reflects mainly lower IT charges from other business units. Depreciation fell to CHF 29 million in first half 2004 from CHF 44 million in the same period a year ago, reflecting lower charges for IT.

Operating and Financial Review and Prospects

Business Banking Switzerland

Business Unit Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Interest income		850	857	899	(1)	(5)	1,707	1,800
Non-interest income		428	414	477	3	(10)	842	867

Income		1,278	1,271	1,376	1	(7)	2,549	2,667
Adjusted expected credit loss	[1]	(6)	(15)	(41)	60	85	(21)	(96)

Total operating income		1,272	1,256	1,335	1	(5)	2,528	2,571

Personnel expenses		594	607	619	(2)	(4)	1,201	1,232
General and administrative expenses		268	250	276	7	(3)	518	556
Services to / from other business units		(115)	(126)	(162)	9	29	(241)	(341)
Depreciation		17	15	23	13	(26)	32	46
Amortization of goodwill and other intangible assets		0	0	0			0	0

Total operating expenses		764	746	756	2	1	1,510	1,493

Business unit performance before tax		508	510	579	0	(12)	1,018	1,078

Performance indicators
Invested assets (CHF billion)		139	139	132	0	5
Net new money (CHF billion)	[2]	1.0	1.0	0.6			2.0	2.3

Cost/income ratio (%)	[3]	59.8	58.7	54.9			59.2	56.0

Non-performing loans/gross loans (%)		2.8	3.0	3.2
Impaired loans/gross loans (%)		3.8	4.2	5.0

Additional information	Quarter ended			% change from		Year to date
As at or for the period ended	30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Deferral (included in adjusted expected credit loss)	102	103	88	(1)	16	205	165
Client assets (CHF billion)	653	642	545	2	20
Regulatory equity allocated (average)	6,450	6,350	6,200	2	4
Headcount (full-time equivalents)	15,939	16,102	16,546	(1)	(4)

1	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
2	Excludes interest and dividend income.
3	Operating expenses/income.

Operating and Financial Review and Prospects

Performance indicators

Net new money was CHF 2.0 billion in first half 2004, down from first half 2003’s inflow of CHF 2.3 billion.

Business Banking Switzerland’s invested assets were CHF 139 billion on 30 June 2004, up CHF 7 billion from 30 June 2003, reflecting net new money inflows and positive market developments. This was partially offset by the weakening of major currencies against the Swiss franc.

Our cost/income ratio, at 59.2% in first half 2004, was up 3.2 percentage points from first half 2003 due to lower operating income, mainly interest income, combined with higher operating expenses due to fewer services provided to other business units.

Business Banking Switzerland’s loan portfolio, at CHF 139 billion on 30 June 2004, dropped by CHF 3.2 billion from their level on 30 June 2003. The non-performing loans ratio dropped to 2.8% on 30 June 2004 from 3.2% on 30 June 2003. The impaired loans ratio dropped to 3.8% from 5.0% over the same period.

Results

In first half 2004, Business Banking Switzerland reported a pre-tax profit of CHF 1,018 million — a 6% decrease from first half 2003 due to lower operating income and fewer services provided to other business units.

Operating income

First half total operating income in 2004 was CHF 2,528 million, down 2% from first half 2003, mainly reflecting lower interest income from our reduced recovery portfolio. Non-interest income, at CHF 842 million in first half 2004, decreased by CHF 25 million from first half 2003 mainly due to lower divestment gains – the most important was the sale of our VISA acquiring business in second quarter 2003. Adjusted expected credit loss, at CHF 21 million, dropped by CHF 75 million, reflecting the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses increased to CHF 1,510 million in first half 2004, up from CHF 1,493 million in first half 2003. Personnel expenses, at CHF 1,201 million in first half 2004, were down CHF 31 million, reflecting the 4% drop in headcount as well as lower performance-related accruals. General and administrative expenses dropped to CHF 518 million in first half 2004, down by CHF 38 million from first half 2003, reflecting our ongoing cost control. Expense recovery for services to other business units decreased from CHF 341 million in first half 2003 to CHF 241 million, reflecting fewer services provided to other business units, notably IT-related. Depreciation decreased to CHF 32 million in first half 2004, down CHF 14 million from the first half 2003, due to lower charges for IT equipment.

Operating and Financial Review and Prospects

Global Asset Management

Business Group Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Institutional fees		264	280	243	(6)	9	544	441
Wholesale Intermediary fees		234	227	194	3	21	461	374

Total operating income		498	507	437	(2)	14	1,005	815

Personnel expenses		234	234	203	0	15	468	389
General and administrative expenses		59	59	62	0	(5)	118	123
Services to / from other business units		34	32	39	6	(13)	66	80
Depreciation		7	5	5	40	40	12	11
Amortization of goodwill and other intangible assets		33	33	39	0	(15)	66	79

Total operating expenses		367	363	348	1	5	730	682

Business Group performance before tax		131	144	89	(9)	47	275	133

Performance indicators
Cost/income ratio (%)	[1]	73.7	71.6	79.6			72.6	83.7

Institutional
Invested assets (CHF billion)		338	335	297	1	14
of which: money market funds		17	19	17	(11)	0
Net new money (CHF billion)	[2]	7.6	10.1	1.1			17.7	5.0
of which: money market funds		(1.3)	0.8	(1.9)			(0.5)	(2.5)
Gross margin on invested assets (bps)	[3]	31	35	35	(11)	(11)	33	32

Wholesale Intermediary
Invested assets (CHF billion)		257	267	270	(4)	(5)
of which: money market funds		73	82	107	(11)	(32)
Net new money (CHF billion)	[2]	(4.6)	(1.4)	1.3			(6.0)	4.7
of which: money market funds		(8.3)	(6.4)	(3.9)			(14.7)	(3.3)
Gross margin on invested assets (bps)	[3]	36	34	30	6	20	35	29

Additional information					% change from

As at		30.6.04	31.3.04	30.6.03	1Q04	2Q03

Client assets (CHF billion)		595	602	567	(1)	5
Regulatory equity allocated (average)		950	1,000	1,000	(5)	(5)
Headcount (full-time equivalents)		2,604	2,600	2,653	0	(2)

1	Operating expenses/operating income.
2	Excludes interest and dividend income.
3	Operating income (annualized) / average invested assets.

Operating and Financial Review and Prospects

Performance indicators

The cost/income ratio was 72.6% in first half 2004, down from 83.7% in first half 2003. Higher asset based fees reflecting the overall market recovery as well as lower non-personnel related expenses, contributed to the overall improvement. Those developments were partly offset by higher incentive-based compensation which, in turn, reflected stronger revenue performance. Goodwill and other intangible asset amortization accounted for 6.5 percentage points of the ratio in first half 2004 and for 9.7 percentage points in first half 2003. Pre-goodwill, the ratio dropped by 7.9 percentage points.

Institutional

Institutional invested assets were CHF 338 billion on 30 June 2004, up by CHF 41 billion from 30 June 2003, reflecting the financial market recovery and positive net new money inflows. This was partially offset by the weakening of major currencies against the Swiss franc.

Net new money inflows in first half 2004 totaled CHF 17.7 billion, up significantly from CHF 5.0 billion in first half 2003, reflecting inflows from existing as well as new clients.

The gross margin increased to 33 basis points in first half 2004, up from 32 basis points in the same period a year ago, reflecting strong year to date revenues which were positively impacted by excellent performance fees, especially in first quarter 2004.

Wholesale Intermediary

Invested assets were CHF 257 billion on 30 June 2004, down from CHF 270 billion on 30 June 2003. Continued inflows into core asset classes and positive market performance were more than offset by outflows from money market funds — to a large extent related to UBS Bank USA — as well as the strengthening of the Swiss franc against major currencies.

The outflow of net new money was CHF 6.0 billion in first half 2004, compared to an inflow of CHF 4.7 billion in first half 2003. This outflow reflects the drain related to the launch of UBS Bank USA late last year. Excluding money market funds, there was an inflow of net new money of CHF 8.7 billion in first half 2004, compared to an inflow of CHF 8.0 billion in the same period a year ago.

The first half 2004 gross margin of 35 basis points was up 6 basis points from 29 basis points in first half 2003. This improvement is mainly due to the ongoing shift into higher-margin asset classes.

Results

Global Asset Management’s pre-tax profit was CHF 275 million in first half 2004, up 107% from CHF 133 million in first half 2003. The increase was mainly attributable to higher management fees reflecting the strong net new money inflows and continued strong market valuations as well as lower non-personnel expenses. These developments were partly offset by higher incentive-based compensation expenses as a result of the overall improvement in revenues.

Operating income

Total operating income in first half 2004 was CHF 1,005 million, up 23% from CHF 815 million in first half 2003, reflecting the recovery of the equity markets as well as strong net new money inflows. Institutional revenues, at CHF 544 million in first half 2004, increased by CHF 103 million from first half 2003, mainly due to higher management fees, reflecting the strength in equity market valuation and net new money inflows. Wholesale Intermediary revenues, at CHF 461 million in first half 2004, were up from CHF 374 million in first half 2003, due to higher fees reflecting our improved asset mix, as outflows from money market funds were partially offset by inflow into higher-margin products.

Operating and Financial Review and Prospects

Operating expenses

Operating expenses, at CHF 730 million in first half 2004, increased by 7% from CHF 682 million in first half 2003, mainly due to higher incentive-based compensation. That factor was also responsible for the rise in personnel expenses, which rose to CHF 468 million in first half 2004 from CHF 389 million in first half 2003. In first half 2004, general and administrative expenses were CHF 118 million, representing a decrease of CHF 5 million compared to first half 2003, reflecting mainly lower premises expenses. At CHF 66 million, services from other business units in first half 2004 decreased by CHF 14 million from the same period a year ago. This was mainly due to lower allocations from Wealth Management USA.

Operating and Financial Review and Prospects

Investment Bank

Business Group Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Investment Banking		510	455	445	12	15	965	732
Equities		1,401	1,722	1,380	(19)	2	3,123	2,203
Fixed Income, Rates and Currencies		1,999	2,595	2,020	(23)	(1)	4,594	4,202
Private Equity		52	165	(57)	(68)		217	(132)

Income		3,962	4,937	3,788	(20)	5	8,899	7,005
Adjusted expected credit loss	[1]	(4)	0	(15)		73	(4)	(33)

Total operating income		3,958	4,937	3,773	(20)	5	8,895	6,972

Personnel expenses		2,094	2,576	2,079	(19)	1	4,670	3,860
General and administrative expenses		755	514	538	47	40	1,269	1,000
Services to / from other business units		50	50	31	0	61	100	76
Depreciation		63	50	54	26	17	113	118
Amortization of goodwill and other intangible assets		73	73	69	0	6	146	139

Total operating expenses		3,035	3,263	2,771	(7)	10	6,298	5,193

Business Group performance before tax		923	1,674	1,002	(45)	(8)	2,597	1,779

Performance indicators
Compensation ratio (%)	[2]	53	52	55			52	55

Cost/income ratio (%)	[3]	76.6	66.1	73.2			70.8	74.1
Non-performing loans/gross loans (%)		0.6	0.8	1.2
Impaired loans/gross loans (%)		1.0	1.3	2.0
Average VaR (10-day 99%)		422	466	345	(9)	22

Private Equity
Value creation (CHF billion)		0.0	0.5	(0.1)	(100)		0.5	(0.2)
Investment (CHF billion)	[4]	2.2	2.3	3.0	(4)	(27)
Portfolio fair value (CHF billion)		3.0	3.2	3.6	(6)	(17)

Additional information		Quarter ended			% change from		Year to date

As at or for the period ended		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Client assets		142	152	129	(7)	10
Deferral (included in adjusted expected credit loss)		19	20	4	(5)	375	39	13
Regulatory equity allocated (average)		14,250	13,700	12,700	4	12
Headcount (full-time equivalents)		15,551	15,439	15,374	1	1

1	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
2	Personnel expenses/income.
3	Operating expenses/income.
4	Historical cost of investments made, less divestments and impairments.

Operating and Financial Review and Prospects

Performance indicators

In first half 2004, the cost/income ratio was 70.8%, 3.3 percentage points lower than in the same half a year earlier. The improvement was driven by higher revenues in all businesses. This was partially offset by higher personnel expenses reflecting higher accruals for incentive based compensation and an increase in general and administrative expenses mainly due to the civil penalty of USD 100 million (CHF 128 million) levied by the Federal Reserve Board relating to our banknote trading business, and higher operational provisions. Goodwill and other intangible asset amortization accounted for 1.7 percentage points of the ratio in first half 2004, compared to 2.0 percentage points a year ago. Pre-goodwill, the ratio decreased by 3.0 percentage points.

The compensation ratio for first half 2004 fell by 3 percentage points from the same period last year to 52%. Accrual levels of incentive-based compensation are driven by the revenue mix across business areas and managed on a full year basis.

At the end of first half 2004, the Investment Bank’s outstanding loans were CHF 66.2 billion, a slight decrease from CHF 66.5 billion on 30 June 2003, reflecting an increase in low risk short-term money market business with banks. The absolute value of non-performing loans decreased by 48% or CHF 381 million in first half 2004 from first half 2003, while the non-performing loans to gross loans ratio decreased from 1.2% to 0.6% in the period. The impaired loans to gross loans ratio decreased from 2.0% to 1.0%.

Results

At CHF 2,597 million, pre-tax profit in first half 2004 was 46% higher than the same period last year. The significant improvement from the previous year reflected higher revenues in all business areas.

Operating income

Total operating income in first quarter 2004 stood at a record CHF 8,895 million, representing a 28% increase from first half 2003. The main contributors were the Fixed Income, Rates and Currencies (FIRC) and Equities businesses, which capitalized on helpful market conditions and higher volumes, along with improved Private Equity results.

Investment Banking revenues, at CHF 965 million, were up 32% on the same period last year. The growth was driven by strong performance in the advisory business, syndicated finance as well as equity capital markets as activity levels improved. The business posted strong revenue increases in Asia Pacific and the Americas as clients took advantage of strategic opportunities and favorable financing markets in these regions.

Operating income from our Equities business in first half 2004 was CHF 3,123 million, 42% higher than the same half last year. This reflected increased client revenues due to the better environment than a year ago as well as higher proprietary revenues.

The Fixed Income, Rates and Currencies business continued to perform very strongly, with revenues of CHF 4,594 million, an increase of 9% on a year earlier. Excellent results in rates, which were partly offset by lower foreign exchange and cash and collateral trading drove the performance compared to a year ago. Credit default swaps hedging our credit exposure posted revenues of CHF 65 million in first half 2004, an improvement from negative CHF 381 million in the same period a year ago.

Our Private Equity business posted revenues of CHF 217 million in first half 2004, compared to negative 132 million in the same period a year ago. Improved market conditions allowed a number of successful divestments and a lower level of writedowns. In first half 2004, writedowns on the private equity portfolio were CHF 95 million, compared to CHF 181 million in first half 2003. The performance of our Private equity business remains dependent on our ability to capitalize on exit opportunities and on industry conditions for our underlying investments.

Operating and Financial Review and Prospects

Operating expenses

Total operating expenses in first half 2004 were CHF 6,298 million, up 21% from first half 2003, largely as a result of increasing personnel as well as general and administrative expenses. Personnel expenses increased 21% to CHF 4,670 million in first half 2004 from CHF 3,860 million in first half 2003, predominantly as a result of higher incentive based remuneration, arising from higher revenues. General and administrative expenses were CHF 1,269 million in first half 2004, 27% higher than in the same period a year earlier. The increase was mainly due to higher operational risk costs including the penalty related to our banknote business and provisions covering an estimate for additional US withholding tax costs. The provision for US withholding tax costs related to gaps in our systems and processes which led to incomplete client tax documentation in some of our US operations. We are currently remediating the problems and reviewing the possible consequences in terms of retrospective tax payments, in close cooperation with the Internal Revenue Service. As with all other operational risk issues, and in accordance with the approach we set out on page 6 of this report, the provision we have established will be adjusted in future as analysis concludes. Depreciation expense decreased 4% from first half 2003 because of IT depreciation. Amortization of goodwill increased 5% in first half 2004 compared to the same period last year, reflecting the purchase of ABN AMRO’s prime brokerage business in the US.

Operating and Financial Review and Prospects

Wealth Management USA

Business Group Reporting

		Quarter ended				% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04		30.6.03	1Q04	2Q03	30.6.04		30.6.03

Private client revenues		1,222	1,306	[1]	1,391	(6)	(12)	2,528	[1]	2,496
Municipal finance revenues		100	86		124	16	(19)	186		246
Net goodwill funding		(47)	(46)		(58)	(2)	19	(93)		(119)

Income		1,275	1,346		1,457	(5)	(12)	2,621		2,623
Adjusted expected credit loss	[2]	(1)	(3)		(3)	67	67	(4)		(5)

Total operating income		1,274	1,343		1,454	(5)	(12)	2,617		2,618

Personnel expenses	[3]	878	926		903	(5)	(3)	1,804		1,770
General and administrative expenses		208	192		197	8	6	400		375
Services to / from other business units		78	85		108	(8)	(28)	163		218
Depreciation		16	20		17	(20)	(6)	36		34
Amortization of goodwill and other intangible assets		78	77		86	1	(9)	155		173

Total operating expenses		1,258	1,300		1,311	(3)	(4)	2,558		2,570

Business Group performance before tax		16	43		143	(63)	(89)	59		48

Acquisition costs
Net goodwill funding		47	46		58	2	(19)
Retention payments	[3]	47	52		67	10	(30)
Amortization of goodwill and other intangible assets	[4]	78	77		86	1	(9)

Total acquisition costs		172	175		211	(2)	(18)

1	Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.
2	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
3	Includes retention payments in respect of the PaineWebber acquisition. There will be no further retention payments after the second quarter of 2004.
4	Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Performance indicators		Quarter ended				% change from		Year to date
		30.6.04	31.3.04		30.6.03	1Q04	2Q03	30.6.04	30.6.03

Invested assets (CHF billion)		652	663		622	(2)	5

Net new money (CHF billion)	[1]	2.2	2.8		3.9			5.0	7.6
Interest and dividend income (CHF billion)	[2]	3.6	3.8		3.8	(5)	(5)	7.4	7.8
Gross margin on invested assets (bps)	[3]	78	83		98	(6)	(20)	81	89

Cost/income ratio (%)	[4]	98.7	96.6		90.0			97.6	98.0

Recurring fees	[5]	523	518		455	1	15	1,041	909
Financial advisors productivity (CHF thousand)	[6]	165	172	[7]	165	(4)	0	336	291	[7]

Additional information						% change from

As at		30.6.04	31.3.04		30.6.03	1Q04	2Q03

Client assets (CHF billion)		696	711		658	(2)	6
Regulatory equity allocated (average)		5,250	5,250		5,750	0	(9)
Headcount (full-time equivalents)		17,087	17,095		18,011	0	(5)
Financial Advisors (full-time equivalents)		7,360	7,451		8,284	(1)	(11)

1	Excludes interest and dividend income.
2	For purposes of comparison with US peers.

Operating and Financial Review and Prospects

Wealth Management USA (Continued)

3	Income (annualized) / average invested assets.
4	Operating expenses / income.
5	Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.
6	Private client revenues / average number of financial advisors.
7	Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.

Performance indicators

Invested assets were CHF 652 billion on 30 June 2004, up 5% from CHF 622 billion on 30 June 2003. In US dollar terms, invested assets increased by 13% reflecting the effect of market appreciation and positive net new money inflows.

The inflow of net new money was CHF 5.0 billion in first half 2004, lower than CHF 7.6 billion in first half 2003. Including interest and dividends, net new money in first half 2004 was CHF 12.4 billion, down from CHF 15.4 billion in the same period a year ago. Although our inflow of net new money in first half 2004 fell from the first half 2003, our result still compares favorably to US peers, underlying the competitive strength of our private client business.

The gross margin on invested assets was 81 basis points in first half 2004, 8 basis points lower than in first half 2003. The decrease was mainly due to increasing invested asset levels which has not been matched by overall revenue growth. In first half 2003, the Correspondent Services Corporation (CSC) clearing subsidiary disposal helped the margin by 6 basis points while goodwill funding lowered the margin by 4 basis points in first half 2003 compared to a 3 basis point effect in first half 2004. Excluding these effects, the gross margin fell 3 basis points half year on half year.

The cost/income ratio was 97.6% in first half 2004, down from 98.0% reported in first half 2003. The slight decrease is primarily attributable to lower operating expenses. The sale of CSC had a positive impact of 6.4 percentage points on the first half 2003 ratio. Acquisition costs (net goodwill funding, retention payments, amortization of goodwill and other intangible assets) accounted for 12.7 percentage points of the ratio in first half 2004, compared to 15.5 percentage points in first half 2003.

Recurring fees stood at CHF 1,041 million in first half 2004, higher than CHF 909 million in first half 2003. Excluding the effects of the US dollar’s weakening against the Swiss franc, recurring fees increased by 23% reflecting record levels of managed account fees on higher level of invested assets.

Our financial advisors continue to be amongst the most productive in the industry. In first half 2004, productivity per financial advisor rose to CHF 336,000 from CHF 291,000 in the same period a year ago.

The number of financial advisors was 7,360 on 30 June 2004, down 924 from 8,284 on 30 June 2003, reflecting turnover primarily among trainees, less experienced and less productive financial advisors. We continue to recruit talented and highly productive financial advisors and have resumed our trainee programs. Therefore, we expect renewed growth in our advisor force in coming quarters.

Results

Because our business is almost entirely conducted in US dollars, comparisons of first half 2004 results to prior periods are affected by the depreciation of the US dollar against the Swiss franc. Pre-tax profit was CHF 59 million in first half 2004, up from CHF 48 million in first half 2003, due to higher recurring fees, strong performance from private clients, partially being offset by lower performance in the municipal finance business. Excluding the effect of currency fluctuations, the gain on disposal of Correspondent Services Corporation in first half 2003 and before acquisition costs, pre-tax profit was up 39%.

Operating income

Total operating income in first half 2004 was CHF 2,617 million. Before acquisition costs and the gain on disposal of Correspondent Services Corporation in first half 2003 it was CHF 1 million lower than in first half 2003. On the same basis and in US dollar terms operating income increased by 13% from

Operating and Financial Review and Prospects

first half 2003. The increase reflects higher recurring fees, higher levels of activity among private client investors, increased levels of loans outstanding, and lower funding costs. These positive effects were partially offset by lower municipal finance income reflecting lower origination volumes across the industry and changes in the interest rate environment affecting the value of municipal securities.

Operating expenses

In first half 2004, total operating expenses were CHF 2,558 million, almost equal to first half 2003. In USD terms and before acquisition costs, operating expenses were 9% higher than in first half 2003. Personnel expenses increased 2% from CHF 1,770 million in first half 2003 to CHF 1,804 million in first half 2004. In US dollar terms, they increased 9% from the first half a year ago, reflecting higher performance-driven compensation. These increases were partially offset by reduced retention payments (which ended in second quarter 2004) and salary expenses. Non-personnel expenses dropped 6% to CHF 754 million in first half 2004. The drop reflects mainly the weakening of the USD against the Swiss franc. In US dollar terms, they actually increased by 1% reflecting higher professional fees and premises expenses. This was partially offset by lower IT and goodwill amortization expenses.

Operating and Financial Review and Prospects

Corporate Center

Business Group Reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income		410	299	190	37	116	709	400
Credit loss (expense) / recovery	[1]	144	23	62	526	132	167	70

Total operating income		554	322	252	72	120	876	470

Personnel expenses		278	306	319	(9)	(13)	584	600
General and administrative expenses		305	348	375	(12)	(19)	653	646
Services to / from other business units		(391)	(405)	(400)	3	2	(796)	(797)
Depreciation		204	199	206	3	(1)	403	408
Amortization of goodwill and other intangible assets		22	24	25	(8)	(12)	46	51

Total operating expenses		418	472	525	(11)	(20)	890	908

Business Group performance before tax		136	(150)	(273)			(14)	(438)

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the 30 June 2004 Financial Statements).

Operating and Financial Review and Prospects

Private Banks & GAM

Business Unit reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income		279	288	213	(3)	31	567	423
Adjusted expected credit loss	[1]	0	0	0			0	(1)

Total operating income		279	288	213	(3)	31	567	422

Personnel expenses		108	105	98	3	10	213	185
General and administrative expenses		41	43	43	(5)	(5)	84	79
Services to / from other business units		3	3	2	0	50	6	4
Depreciation		5	5	7	0	(29)	10	14
Amortization of goodwill and other intangible assets		19	19	20	0	(5)	38	41

Total operating expenses		176	175	170	1	4	351	323

Business unit performance before tax		103	113	43	(9)	140	216	99

Performance indicators
Invested assets (CHF billion)		94	93	76	1	24
Net new money (CHF billion)	[2]	2.5	6.4	1.2			8.9	1.8

Cost/income ratio (%)	[3]	63.1	60.8	79.8			61.9	76.4

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Regulatory equity allocated (average)	700	700	700	0	0
Headcount (full-time equivalents)	1,623	1,647	1,673	(1)	(3)

1	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the 30 June 2004 Financial Statements).
2	Excludes interest and dividend income.
3	Operating expenses / income.

Performance indicators

Net new money inflow was CHF 8.9 billion in first half 2004, CHF 7.1 billion higher than in first half 2003. This mainly reflects the exceptional performance of GAM.

Invested assets on 30 June 2004 were CHF 94 billion, 24% higher than at the same time a year ago, mainly due to strong inflow of net new money and positive market performance. This was partially offset by the strengthening of the Swiss franc against major currencies.

Results

In first half 2004, Private Banks & GAM’s pre-tax profit was CHF 216 million, up from CHF 99 million in first half 2003. The increase was driven by higher asset based revenues as well as higher client activity levels which were only partially offset by higher operating expenses (mainly personnel expenses).

Total operating income, at CHF 567 million in first half 2004, was CHF 145 million higher than in first half 2003. The increase was due to higher asset-based fees reflecting the overall market recovery compared to a year ago, as well as strong client activity levels.

Operating and Financial Review and Prospects

Operating expenses were CHF 351 million in first half 2004, up from CHF 323 million in first half 2003. Personnel expenses, at CHF 213 million in first half 2004, increased by CHF 28 million from first half 2003 due to higher performance-driven accruals. General and administrative expenses increased to CHF 84 million in first half 2004, up CHF 5 million from first half 2003 reflecting the integration costs of Notz Stucki, as well as higher project costs.

Operating and Financial Review and Prospects

Corporate Functions

Business Unit reporting

		Quarter ended			% change from		Year to date
CHF million, except where indicated		30.6.04	31.3.04	30.6.03	1Q04	2Q03	30.6.04	30.6.03

Income		131	11	(23)			142	(23)
Credit loss (expense) / recovery	[1]	144	23	62	526	132	167	71

Total operating income		275	34	39	709	605	309	48

Personnel expenses		170	201	221	(15)	(23)	371	415
General and administrative expenses		264	305	332	(13)	(20)	569	567
Services to / from other business units		(394)	(408)	(402)	3	2	(802)	(801)
Depreciation		199	194	199	3	0	393	394
Amortization of goodwill and other intangible assets		3	5	5	(40)	(40)	8	10

Total operating expenses		242	297	355	(19)	(32)	539	585

Business unit performance before tax		33	(263)	(316)			(230)	(537)

Additional information				% change from
As at	30.6.04	31.3.04	30.6.03	1Q04	2Q03

Regulatory equity allocated (average)	7,200	7,700	8,800	(6)	(18)
Headcount (full-time equivalents)	3,551	3,548	3,488	0	2

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the 30 June 2004 Financial Statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 230 million in first half 2004, compared to a loss of CHF 537 million in first half 2003.

Operating income

Total operating income rose to CHF 309 million in first half 2004, up by CHF 261 million from first half 2003. The increase was mainly due to higher credit loss recoveries (discussed below), rising real estate revenues as well as lower writedowns on financial investments (in first half a year earlier, we recorded a writedown in our stake in Swiss International Airlines Ltd.). The increase was partially offset by lower interest income from our treasury activities, which reflected a generally lower interest rate environment and a drop in our invested equity as we continued to buy back shares. The impact of falling interest rates was somewhat offset by the diversification of our invested equity into currencies other than Swiss francs.

The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In first half 2004, UBS recorded a credit recovery of CHF 134 million, compared to a credit loss expense of CHF 68 million in the period a year earlier. In both periods, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in the Corporate Functions of CHF 167 million in first half 2004 and CHF 71 million in the same period a year earlier.

Operating and Financial Review and Prospects

Operating expenses

Total operating expenses decreased to CHF 539 million in first half 2004, down from CHF 585 million in first half 2003. Personnel expenses dropped by CHF 44 million to CHF 371 million in first half 2004 from CHF 415 million mainly because of lower expenses for performance-related compensation. In the same period general and administrative expenses remained virtually unchanged at CHF 569 million, up CHF 2 million from first half 2003. Higher advertising expenses due to the launch of our new advertising campaign in first quarter 2004 and higher provisions for sub-leases were more than offset by lower costs in our new ITI unit due to cost savings, and a drop in provisions for legal cases.

Additional Notes to the Financial Statements (unaudited)

The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the Financial Statements presented in UBS’s Second Quarter 2004 Report, submitted to the SEC under Form 6-K on 10 August 2004, UBS’s First Quarter 2004 Report, submitted to the SEC under Form 6-K on 4 May 2004, and UBS’s Annual Report on Form 20-F for the year ended 31 December 2003, filed with the SEC on 31 March 2004.

NOTE 11 DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated Financial Statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP, see Notes 40 and 41 of the 31 December 2003 Financial Statements. This note updates those disclosures for the six-month period ended 30 June 2004.

11.1 Valuation, income recognition and presentation differences between IFRS and US GAAP

11.1.1 Revised IAS 32 and IAS 39

With the adoption of revised IAS 32 and IAS 39 at 1 January 2004, the accounting for physically settled written put options on UBS shares changed. Previously, such put options were accounted for as derivatives whereas now the present value of the contractual amount is recorded as a liability, while the premium received is credited to equity. Subsequently, the liability is accreted over the life of the put option to its contractual amount recognizing interest expense in accordance with the effective interest method. Under US GAAP, physically settled put options continue to be accounted for as derivative instruments. All other outstanding derivative contracts, except written put options with the UBS share as underlying, are treated as derivative instruments under both sets of accounting standards.

Revised IAS 39 provides the election to designate at initial recognition any financial asset or liability as held at fair value through profit and loss. UBS applies this fair value designation election to a significant portion of its issued debt. Many debt issues are in the form of hybrid instruments, consisting of a debt host with an embedded derivative. Regular debt instruments as well as hybrid instruments are carried in their entirety at fair value with all changes in fair value recorded in profit and loss. Under US GAAP, debt instruments have to be carried at amortized cost. Derivatives embedded in hybrid instruments are separated from the debt hosts and accounted for as if they were freestanding derivatives.

The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. The provisions of this guidance were applied prospectively as of 1 January 2004. As a result of the new requirements, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. Under US GAAP, these transactions continue to be shown as purchases and sales of trading portfolio assets and were reclassified for US GAAP presentation.

11.1.2 Investment properties

As of 1 January 2004, UBS changed its accounting for investment properties from the cost less depreciation method to the fair value method. Under the fair value method, changes in fair value are recognized in the income statement, and depreciation is no longer recognized. Under US GAAP, investment property continues to be carried at cost less accumulated depreciation.

Additional Notes to the Financial Statements (unaudited)

11.1.3 Variable interest entities (VIEs)

UBS adopted Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (FIN 46-R) for the financial year 2004.

As a foreign SEC registrant, UBS applied the consolidation requirements to VIEs created before 1 February 2003 for the first time from 1 January 2004. To VIEs created after 31 January 2003 the original FIN 46 was applied for the first time at 31 December 2003.

The key impact of FIN 46-R on UBS is the consolidation of VIEs in which UBS is the primary beneficiary for US GAAP purposes, but which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS. The majority of these VIEs were created prior to 1 February 2003, and have been consolidated for US GAAP purposes for the first time at 1 January 2004. The most significant group of these VIEs are employee equity compensation trusts, which have a total size prior to consolidation of approximately CHF 3.0 billion. Another significant impact of FIN 46-R is the de-consolidation for US GAAP purposes of several trusts that have issued trust preferred securities, amounting to CHF 3.3 billion, which are consolidated under IFRS.

See Note 12.1 for a full discussion of VIEs.

11.1.4 Equity participation plans

Due to the implementation of FIN 46-R, certain employee equity compensation trusts must be consolidated for US GAAP purposes from 1 January 2004. These trusts remain unconsolidated under IFRS. See notes 11.1.3 and 12.1 for details.

As a result of consolidating the trusts, UBS has re-evaluated its accounting for share-based compensation plans under APB 25 by taking into consideration the settlement methods and activities of the trusts. Based on this review, most share plans issued prior to 2001 will now be treated as variable awards under APB 25. There were no changes to the accounting for option plans. On 1 January 2004, a CHF 6 million expense reduction was recorded as a cumulative adjustment due to a change in accounting. For the six-month period ended 30 June 2004, CHF 63 million in expense was recorded in the US GAAP Income statement for these variable plans.

Additional Notes to the Financial Statements (unaudited)

11.2 Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

	Note 40.1	Additional
	and	Reference	Shareholders’ equity		Net profit for the six months
	Note 40.4	for			ended
CHF million	Reference	30.06.04	30.06.04	31.12.03	30.06.04	30.06.03

Amounts determined accordance with IFRS			34,680	35,310	4,397	2,746
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a.		15,174	15,196	(22)	(44)
Reversal of IFRS goodwill amortization	b.		2,223	1,825	398	402
Derivative instruments	d.		(64)	(94)	(26)	(15)
Financial investments and private equity	e.		(157)	(84)	279	(82)
Pension plans	f.		1,281	1,303	(25)	(112)
Other post-retirement benefit plans	g.		(1)	(1)	0	0
Equity participation plans	h.	Note 11.1.4	(154)	(112)	(86)	(27)
Consolidation of variable interest entities and deconsolidation of trust preferred securities	j.	Note 11.1.3	24	(10)	0	0
Settlement date vs trade date accounting	1.		(23)	0	0	0
Financial liabilities held at fair value through profit and loss		Note 11.1.1	40	117	(54)	42
Investment properties		Note 11.1.2	(8)	(24)	14	86
Physically settled written puts		Note 11.1.1	83	48	2	1
Tax adjustments			(290)	(300)	(78)	54

Total adjustments			18,128	17,864	402	305

Amounts determined in accordance with US GAAP			52,808	53,174	4,799	3,051

Other comprehensive income					36	38
Comprehensive income					4,835	3,089

The letter and number references above refer to the discussions in Notes 40.1 and 40.4 of the 31 December 2003 Financial Statements.

Additional Notes to the Financial Statements (unaudited)
(continued)

11.3 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month periods ended 30 June 2004 and 30 June 2003 is presented in the following table:

	30.06.04		30.06.03
For the six months ended	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	4,799	4,397	3,051	2,746
Net profit for diluted EPS (CHF million)	4,794	4,392	3,048	2,743
Weighted average shares outstanding	1,047,251,214	1,070,634,826	1,144,036,169	1,144,464,960
Diluted weighted average shares outstanding	1,102,069,766	1,102,069,766	1,161,650,420	1,161,650,420
Basic earnings per share (CHF)	4.58	4.11	2.67	2.40
Diluted earnings per share (CHF)	4.35	3.99	2.62	2.36

Additional Notes to the Financial Statements (unaudited)
(continued)

11.4 UBS Income statement

The following is a Consolidated Income Statement of UBS, for the six months ended 30 June 2004 and 30 June 2003, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		30.06.04		30.06.03
For the six months ended	Reference	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a,d,4.j, Notes 11.1.1, 11.1.3	19,452	19,699	20,196	20,276
Interest expense	a,4,j,Notes 11.1.1, 11.1.3	(13,430)	(13,425)	(14,270)	(14,341)

Net interest income		6,022	6,274	5,926	5,935
Credit loss (expense)/recovery		134	134	(80)	(68)

Net interest income after credit loss expense		6,156	6,408	5,846	5,867

Net fee and commission income		9,846	9,846	8,139	8,139
Net trading income	d,j,4,Notes 11.1.1, 11.1.3	3,018	2,962	2,560	2,539
Other income	b,e,j,Note 11.1.3	854	563	192	204

Total operating income		19,874	19,779	16,737	16,749

Operating expenses
Personnel expenses	f,h,Note 11.1.4 j, Note 11.1.3	9,887	9,770	8,960	8,821
General and administrative expenses		3,255	3,250	2,997	2,997
Depreciation of property and equipment	a, Note 11.1.2	641	625	683	661
Amortization of goodwill	b	0	363	0	386
Amortization of other intangible assets	b	53	87	56	94

Total operating expenses		13,836	14,095	12,696	12,959

Operating profit before tax and minority interests		6,038	5,684	4,041	3,790

Tax expense		1,169	1,091	826	880

Net profit before minority interests		4,869	4,593	3,215	2,910

Minority interests	j, Note 11.1.3	(76)	(196)	(164)	(164)

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax	Note 11.1.4	6

Net profit		4,799	4,397	3,051	2,746

Other comprehensive income		36		38

Comprehensive income		4,835		3,089

The letter and number references above refer to the discussions in Notes 40.1 and 40.4 of the 31 December 2003 Financial Statements. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)
(continued)

11.5 UBS Balance sheet

The following is a Condensed Consolidated Balance Sheet of UBS, as of 30 June 2004 and 31 December 2003, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		30.06.04		31.12.03
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		6,543	6,543	3,584	3,584
Due from banks	j, Note 11.1.3 4	38,869	38,868	31,758	31,740
Cash collateral on securities borrowed		232,491	234,006	211,058	213,932
Reverse repurchase agreements		362,286	362,286	320,499	320,499
Trading portfolio assets	h,j,1,4,Notes 11.1.1, 11.1.3	437,789	355,652	423,733	341,013
Trading portfolio assets pledged as collateral		173,224	173,224	120,759	120,759
Positive replacement values	h,j,1,4,Notes 11.1.1	211,127	212,232	248,924	248,206
Loans	a,j,Notes 11.1.1, 11.1.3	222,562	226,594	212,729	212,679
Financial investments	e,j,2, Note 11.1.3	1,413	5,298	1,303	5,139
Securities received as collateral	3	22,119		13,071
Accrued income and prepaid expenses	h,j, Note 11.1.3	5,998	5,997	6,219	6,218
Investments in associates		1,871	1,871	1,616	1,616
Property and equipment	a, Note 11.1.2	7,634	7,204	8,116	7,683
Goodwill	a,b	27,124	9,379	26,775	9,348
Other intangible assets	b	1,293	2,240	1,174	2,181
Private equity investments	e,2	3,409		3,308
Other assets	d,f,h,j,1,2.Note 11.1.3	120,366	32,413	64,381	25,459

Total assets		1,876,118	1,673,807	1,699,007	1,550,056

Liabilities
Due to banks	1, Note 11.1.1	137,288	134,284	127,385	127,012
Cash collateral on securities lent	4	53,709	59,929	51,157	53,278
Repurchase agreements		457,249	457,249	415,863	415,863
Trading portfolio liabilities	1,4, Note 11.1.1	181,941	174,417	149,380	143,957
Obligation to return securities received as collateral	3	22,119		13,071
Negative replacement values	j,4,Notes 11.1	305,001	216,661	326,136	254,768
Financial liabilities designated at fair value	Note 11.1.1		48,399		35,286
Due to customers	j,Notes 11.1.3	363,923	358,078	347,358	346,633
Accrued expenses and deferred income	j, Note 11.1.3	12,643	12,570	13,673	13,673
Debt Issued	a,d,j,1,Notes 11.1.1, 11.1.3	161,639	127,840	123,259	88,843
Other liabilities	d,f,g,h,j,1, Note 11.1.3	125,934	44,669	74,044	31,360

Total liabilities		1,821,446	1,634,096	1,641,326	1,510,673

Minority interests	j, Note 11.1.3	1,864	5,031	4,507	4,073

Total shareholders’ equity		52,808	34,680	53,174	35,310

Total liabilities, minority interests and shareholders’ equity		1,876,118	1,673,807	1,699,007	1,550,056

Positive and Negative replacement values under US GAAP are presented on a gross basis for all periods presented.

The letter and number references above refer to the discussions in Notes 40.1 and 40.4 of the 31 December 2003 Financial Statements. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

Additional Notes to the Financial Statements (unaudited)
(continued)

NOTE 12 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES

In addition to the differences in valuation and income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional US GAAP disclosures that relate to the basic Financial Statements.

12.1 Variable interest entities

Introduction

UBS adopted Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (FIN 46-R) for the financial year 2004. As a foreign SEC registrant, UBS applied the consolidation requirements to VIEs created before 1 February 2003 for the first time from 1 January 2004. To VIEs created after 31 January 2003 the original FIN 46 was applied for the first time at 31 December 2003.

Qualifying special purpose entities (QSPEs) per Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” are excluded from the scope of FIN 46-R and are not consolidated.

Measurement of variable interests

FIN 46-R requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, then an entity is considered to be a VIE, and the assessment of control is based on its variable interests. FIN 46-R provides guidance for determining whether entities are considered to be VIEs, and whether “variable interests” in such VIEs result in an enterprise being the “primary beneficiary”, or the holder of a “significant variable interest”. FIN 46-R defines a primary beneficiary as an enterprise which absorbs a majority of a VIE’s expected losses, expected residual returns, or both. UBS considers a variable interest to be significant if it expects to receive more than 20% of a VIE’s expected losses, expected residual returns, or both.

Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of that entity’s net assets, exclusive of variable interests. In assessing the extent of an entity’s variable interests, FIN 46-R requires that the interests of an enterprise’s related parties (including management, employees, affiliates and agents) be evaluated as if owned directly by the enterprise.

The FASB Emerging Issues Task Force (EITF) has summarized four different general approaches to the application of FIN 46-R in EITF issue No. 04-7. In applying FIN 46-R, UBS has adopted a quantitative approach to calculating expected losses and expected residual returns, particularly regarding variable interests in the form of derivatives. This approach, which the EITF working group refers to as “View A”, is based on variability in the fair value of the net assets in the VIE, exclusive of variable interests. If a conclusion different to View A becomes mandatory UBS will need to change its approach.

Under View A, investments or derivatives in a VIE either create or absorb variability, by respectively increasing or reducing variability in the fair value of the VIE’s net assets. For investments that increase variability of the net assets, the VIE counterparty is a risk creator, or risk maker. For those that reduce variability of the net assets, the VIE counterparty is a risk absorber, or risk taker. View A requires that variable interest holders assess their risk absorption positions only, with risk creation interests not deemed to be variable interests in the VIE.

Additional Notes to the Financial Statements (unaudited)
(continued)

UBS has used quantification methods to identify the parties which absorb a majority of expected losses, expected residual returns, or both. In general, VIEs are likely to contain multiple factors causing variability in the VIE’s net assets, which may include credit, equity, foreign currency and interest rate risks. In these cases, variable interest holders may hold one or more of these risk types, which all need to be quantified.

UBS analyses these risks into components, identifies the parties absorbing them, and has built models, to quantify and compare them. These models are based on, and consistent with, internally approved pricing models used by UBS for valuing financial instruments and products. In some cases they require the use of Monte Carlo simulation techniques to evaluate outcomes.

These models have been applied, in accordance with FIN 46-R, at the historical point in time when UBS first became involved with the VIEs, or after a major restructuring. Going forward these models will be applied prospectively, when a new VIE is originated, or when there is a restructuring of a VIE.

On an ongoing basis FIN 46-R requires the primary beneficiary of a VIE to consolidate the VIE and provide certain disclosures. The holder of a significant variable interest in a VIE is required to make disclosures only.

Assets retained under both the “failed sales treatment” of SFAS 140 and the primary beneficiary determination of FIN 46-R continue to be marked to market through profit and loss, with corresponding liabilities that have no recourse to the credit quality of UBS, that are recognized on an accruals basis. The ability of UBS to only settle such liabilities with the corresponding retained assets, may give rise to recognized losses which are only reversed when the assets are realized.

Measurement of maximum exposure to loss

FIN 46-R requires disclosure of UBS’s maximum exposure to loss as a result of its involvement with VIEs in which it has a significant variable interest, or when UBS is the primary beneficiary under the transitional rules. UBS has presented the required additional information for all such VIEs, including those for which the information was previously disclosed under FIN 46.

Generally, UBS’s maximum exposure to loss is measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. In cases where UBS receives credit protection from credit derivatives it is measured as the positive replacement value (if any) of the derivatives. In cases where UBS has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or credit derivatives. In other derivative transactions that expose UBS to potential losses, there is no theoretical limit to the maximum loss which could be incurred before considering offsetting positions or hedges entered into outside of the VIE. However, it is UBS’s general practice as part of its risk management process, to hedge interest rate risk, credit risk, and other market risk exposures. The procedures UBS uses to manage its risk on contracts with VIEs are the same as for non-VIE counterparties. See Note 29 to the UBS Financial Report 2003 for a further discussion of UBS’s risk mitigation strategies.

Additional Notes to the Financial Statements (unaudited)
(continued)

VIEs in which UBS is the primary beneficiary

The key impact of FIN 46-R on UBS is the consolidation of VIEs in which UBS is the primary beneficiary for US GAAP purposes, but which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS. The majority of these VIEs were created prior to 1 February 2003, and have been consolidated for US GAAP purposes for the first time from 1 January 2004.

A significant group of VIEs to which this applies are employee equity compensation trusts established to hold UBS shares and alternative investment vehicles, which have a total size prior to US GAAP consolidation of approximately CHF 3.0 billion. The provisions of FIN 46-R treat employees as related parties, and require that their variable interests be added to those of UBS. The result is that UBS is treated as the primary beneficiary of these trusts, and for this reason UBS consolidates them for US GAAP purposes. The impact of consolidating the additional trusts for US GAAP purposes was an increase of 23 million in the weighted average number of treasury shares for the first half 2004, and a decrease of 2% of the basic EPS denominator.

Other significant groups of VIEs consolidated for US GAAP purposes for the first time from 1 January 2004, but not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, include CHF 0.9 billion of securitization VIEs, with a maximum exposure to loss of CHF 0.6 billion.

UBS has a theoretical maximum exposure to loss, according to the provisions of FIN 46-R, of approximately CHF 3.0 billion in relation to the additional employee equity compensation trusts. This theoretical maximum exposure to loss does not represent an economic exposure of UBS, as the assets are held in trust for employees, and the employees would bear all exposure to loss.

VIEs that require consolidation under FIN 46-R may increase both total assets and total liabilities of the US GAAP accounts, and in other cases result in a reclassification of existing assets or liabilities to other types of assets or liabilities. In the case of the employee equity compensation trusts, the assets comprise approximately CHF 2.1 billion in UBS shares and CHF 0.9 billion in alternative investment vehicles. Upon consolidation, UBS shares will be treated as treasury shares.

Many entities subject to the consolidation requirements of FIN 46-R are already consolidated in UBS’s consolidated Financial Statements under IFRS, based on the determination of exercise of control under IFRS. The total size of this IFRS and FIN 46-R consolidated VIE population is approximately CHF 4.5 billion, which is mostly measured by fair value of assets. UBS has a maximum exposure to loss of approximately CHF 3.3 billion in relation to these VIEs, which are used primarily as investment funds, credit protection vehicles, securitization vehicles, or passive intermediaries to derivative transactions.

For VIEs in which UBS is the primary beneficiary, the creditors or beneficial interest holders do not have any recourse to the general credit of UBS.

Entities which are de-consolidated for US GAAP purposes

In certain cases an entity which has been consolidated under IFRS is not consolidated under FIN 46-R. UBS consolidates under IFRS several trusts that have issued trust preferred securities amounting to CHF 3.3 billion, which are de-consolidated for US GAAP purposes. The impact of consolidation under IFRS is that the trusts’ issued securities are treated as minority interests. De-consolidation under FIN 46-R

Additional Notes to the Financial Statements (unaudited)
(continued)

results in the notes issued by UBS to the trusts being treated as debt securities under US GAAP. Accordingly, under IFRS, the dividends paid on these trust preferred securities are reported in minority interests, whereas under US GAAP the interest paid on UBS’s debt to the trusts is treated as interest expense.

VIEs where UBS holds a significant variable interest

UBS holds significant variable interests in other VIEs, with total assets of approximately CHF 21.9 billion, and for which UBS has a maximum exposure to loss of approximately CHF 13.4 billion. The majority of these VIEs are used in securitizations, or as investment fund products, including funds managed by UBS.

FIN 46-R requires UBS to consider all VIEs for consolidation, including VIEs which UBS has not created, but in which it holds variable interests as a third party counterparty, either through direct or indirect investment, or through derivative transactions.

UBS has reviewed the population of 67 potential third party VIEs it is involved with. Third party VIEs identified in which UBS holds a significant variable interest amount to approximately CHF 15.3 billion, of which CHF 11.0 billion relates to securitizations, CHF 4.2 billion relates to investment fund products, and CHF 0.1 billion relates to credit protection vehicles. UBS’s maximum exposure to loss of these VIEs amounts to approximately CHF 10.9 billion. Third party VIEs identified in which UBS is the primary beneficiary amounted to approximately CHF 1.0 billion, which have been consolidated for US GAAP purposes. Disclosures for all these VIEs are included in the tables below.

The tables below include information for all VIEs where UBS is the primary beneficiary , or in which UBS holds a significant variable interest.

VIEs in which UBS is the primary beneficiary

(CHF million)
VIEs		Consolidated assets that are collateral for the		Maximum
		VIEs’ obligations		exposure to loss

Nature, purpose and activities of	Total
VIEs	assets	Classification	Amount	Amount

Securitizations	994	Loan receivables, Government debt securities, Corporate debt securities	994	730

Investment fund products	3,099	Investment funds	3,097	2,240

Credit protection vehicles	1,148	Loan receivables	1,148	1,148

Passive intermediary to a derivative transaction	231	Loan receivables, Corporate debt securities	64	220

Trust vehicles for awards to UBS employees[1]	3,157	UBS shares and derivatives thereon	3,157	3,157

Private equity investments	295	Private equity investments	-	402

Total 30.06.2004	8,924		8,460	7,897

1	The amount shown for Trust vehicles for awards to UBS employees is prior to consolidation.

Additional Notes to the Financial Statements (unaudited)
(continued)

VIEs where UBS holds a significant variable interest

(CHF million)
Nature, purpose and activities of	Total		Maximum
vies	assets	Nature of involvement	exposure to loss

Securitizations	11,040	UBS acts as swap counterparty	9,060

Investment fund products	4,149	UBS holds notes or units	1,768
Investment funds managed by UBS	5,064	UBS acts as investment manager	1,589

		SPE used for credit protection - UBS sells credit risk
Credit protection vehicles	1,479	on portfolios to investors	877

		UBS receives fees for creation, or acts as
Passive intermediary to a		investment manager, custodian, or similar
derivative transaction	125	function	58

Private equity investments	6	UBS holds notes or units	2

Total 30.06.2004	21,862		13,355

Third party VIEs under “impracticability” rules

In other cases UBS identified that it holds variable interests that in some cases could result in UBS being considered the primary beneficiary, but the necessary information was held by third parties, and not by UBS. For these VIEs, UBS was unable to obtain the information necessary to determine whether UBS was the primary beneficiary, and to obtain the ongoing information necessary for consolidation purposes. UBS has therefore applied the “impracticability” rules in FIN 46-R, which permit non consolidation in the absence of third party information, but require additional disclosures, which are provided in the table below.

VIEs not originated by UBS – information determining VIE status unavailable from third parties

(CHF million)

Nature, purpose and activities of			Net income from VIE	Maximum
VIEs	Total assets	Nature of involvement	in current period	exposure to loss

Securitizations	5,714	UBS acts as swap counterparty	18	5,251

Investment fund products	5,223	UBS acts as swap counterparty	54	5,188

		SPE used for credit protection
		(UBS sells credit risk on portfolios
Credit protection vehicles	5	to investors)	0	3

Total 30.06.2004	10,942		73	10,442

Future developments

As the guidance for FIN 46-R has seen continued development, including the possibility that the EITF will issue a consensus under Issue No 04-7, it is possible that UBS may apply a different approach to FIN 46-R in the future, which would impact the US GAAP financial position, results, and reporting. However, it is not possible at this time to predict the impact this might have.

12.2 Pro-forma effect of equity based compensation on Net profit

Generally under IFRS, for all equity participation instruments (shares, cash-settled warrants and other cash-settled derivatives for which the underlying is UBS shares) except options, UBS accrues expense in the performance year and determines the number of instruments granted to employees based on the instrument’s market price at the grant date, which is generally in the year following the performance year. For options, the amount of expense recognized is equal to the intrinsic value at grant date (i.e. the difference between the strike price and fair market value of shares at the date of grant. This

Additional Notes to the Financial Statements (unaudited)
(continued)

difference is generally zero, as option strike prices are generally set at or above the market prices of the shares at grant date.).

The following table presents IFRS Net profit and Earnings per share for the six-month periods ended 30 June 2004 and 30 June 2003 as if UBS had applied the fair value method of accounting for its equity participation plans. The fair value method would recognize expense equal to the fair value of option awards, which is generally higher than the intrinsic value because of the time value of options.

CHF million, except per share data	30.06.04	30.06.03

Net Profit, as reported	4,397	2,746
Add: Equity-based employee compensation expense included in reported net profit, net of tax[1]
Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for option awards, net of tax	(468)	(405)
Net profit, pro-forma	3,929	2,341
Earnings per share
Basic, as reported	4.11	2.40
Basic, pro-forma	3.67	2.05
Diluted, as reported	3.99	2.36
Diluted, pro-forma	3.56	2.01

1	The amount of the bonus expense attributable to share-based awards is determined after the end of the performance year. As a result this information was unavailable for the periods ended 30 June 2004 and 2003. For the year ended 31 December 2003, the amount of accrued bonus expense allocated to share-based compensation was estimated at CHF 630 million, net of tax. See Note 32e) of the 31 December 2003 Financial Statements for further information.

The information in the table above should be read in conjunction with Note 32e) of the 31 December 2003 Financial Statements. It is important to note that most employee option grants occur during the first half of the year. Therefore, based on the accounting policy for options mentioned above, had UBS recognized expense using the fair value method of accounting for its stock option plans, it would have booked nearly a full year of expense in its half year Financial Statements.

Additional Notes to the Financial Statements (unaudited)
(continued)

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	30.06.04	30.06.03

Expected volatility	34%	35%
Risk free interest rate (CHF)	2.03%	1.66%
Risk free interest rate (USD)	3.65%	3.11%
Expected dividend rate	3.85%	3.92%
Expected life (years)	5.6	4.5

The weighted-average fair value of options granted in the six-month period ended 30 June 2004 and 30 June 2003 was CHF 25 and CHF 14, respectively.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.3 Additional IFRS disclosures

Revised International Accounting Standard (IAS) 32 and IAS 39, which UBS adopted as of 1 January 2004, require certain additional disclosures regarding financial instruments, which are discussed below.

12.3.1 Continuing involvement in assets that have been transferred

UBS enters into transactions involving the transfer of financial assets, which in certain cases do not qualify for derecognition of those assets from the balance sheet.

Prior to consideration of continued recognition of the assets, IAS 39 requires that a determination be made about whether an entity containing the assets is consolidated as a subsidiary. UBS does this for IFRS purposes by applying the consolidation rules of IAS 27 and SIC 12.

Under IAS 39 the first step to evaluate whether a transferred financial asset should be derecognized is whether the rights to the cash flows have been transferred. When the rights have neither been transferred, nor are subject to an arrangement in which they are still received but a contractual obligation is assumed to pay them to other recipients, the asset remains recognized in its entirety. When UBS enters into arrangements to transfer or pass through cash flows on transferred assets, they are derecognized to extent that the rights to the cash flows have been transferred.

Transactions involving the transfer of assets by UBS, without a transfer of the rights to cash flows, are mostly related to securities delivered under repurchase agreements and securities lending agreements. These transactions usually involve delivery of securities which in the first instance were obtained by UBS either under a reverse repurchase agreement or a securities borrowing agreement, and are therefore not delivered from UBS’s balance sheet. Securities which are delivered from UBS’s balance sheet are not derecognized from the balance sheet, unless control of the contractual rights comprising the securities is relinquished.

At 30 June 2004 UBS has not derecognized from the balance sheet CHF 146,107 million of assets transferred under repurchase agreements, and CHF 12,612 million of assets transferred under securities lending agreements. The associated liabilities recognized in relation to these transactions amount to CHF 116,182 million under the repurchase agreements, and CHF 6,913 million under the securities lending agreements.

When rights to the cash flows have been transferred, UBS evaluates whether substantially all the risks and rewards have either been transferred or retained. If substantially all the risks and rewards are transferred, then the asset is derecognized. If substantially all the risks and rewards are retained, then the asset remains recognized.

When substantially all the risks and rewards have neither been transferred nor retained, UBS evaluates whether it has retained control of the asset. If control is retained, UBS continues to recognize the asset to the extent of its continuing involvement.

UBS may enter into transactions where it transfers assets but continues to have involvement in the transferred assets, for example through providing a guarantee, writing put options, acquiring call

Additional Notes to the Financial Statements (unaudited)
(continued)

options, or entering into a total return swap or other types of swap linked to the performance of the asset. If control is retained due to these types of associated transactions, UBS continues to recognize the transferred asset in its entirety, otherwise to the extent of its continuing involvement. In particular, transactions involving the transfer of assets in conjunction with entering into a total rate of return swap are now accounted for as secured financing transactions, instead of sales of trading portfolio assets with an accompanying swap derivative.

UBS continues to have involvement in transferred assets when it retains exposure to the first loss on a loan portfolio, or retains senior or subordinated tranches of securitized financial assets, interest-only strips, or other residual interests (“retained interests”). If control is retained due to these types of associated transactions, UBS continues to recognize the transferred asset to the extent of its continuing involvement. Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. The determination of fair values of retained interests is generally based on quoted market prices or, to a lesser extent, by determining the present value of expected future cash flows using pricing models that incorporate management’s best estimates of critical assumptions which may include credit losses, discount rates, yield curves and other relevant factors. Gains or losses on securitizations depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

UBS may also continue to have involvement in assets transferred into an SPE, such as with a structured debt issuance, or with securitizations of consumer or commercial loans in which SPEs in turn sell interests in the assets as securities to investors. If control is retained, UBS continues to recognize the assets to the extent of its continuing involvement. At 30 June 2004 UBS held CHF 5,073 million of mortgage backed securities resulting from securitizations in which a portion of the securitized assets were held at balance date.

In any of the above situations, when transferred assets continue to be recognized in full, a liability is recognized for the amount of consideration received. This is the case for secured financing transactions, including securities lending agreements and repurchase agreements. In situations when transferred assets only continue to be recognized in part, a liability is recognized such that the net carrying amount of the transferred assets and the associated liability is either equal to the fair value, or in the case of assets measured at amortized cost, the amortized cost of the retained rights and obligations.

In each of the above situations of continued recognition, whether partial or complete, UBS usually retains the risks of the relevant portions of the retained assets, which may include credit risk, settlement risk, country risk, and market risk. In addition, the nature of an associated transaction giving rise to the continued involvement may modify existing risks, or introduce risks, such as credit risk against the counterparty to the associated transaction.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.3.2. Financial instruments carried at fair value

12.3.2.1 Methods and significant assumptions applied in determining fair values for significant classes of financial instruments and liabilities

Market prices or rates are used to determine fair value where an active market exists (such as a recognized stock exchange), as it is the best evidence of the fair value of a financial instrument. Market prices or rates are not, however, available for a significant number of the financial assets and liabilities held and issued by UBS. Therefore, where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at balance sheet dates. The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning the amounts and timing of future cash flows, discount rates, volatility, and credit risk.

Trading portfolio assets and liabilities, financial investments classified as available for sale, derivatives, and financial liabilities designated as held at fair value through profit and loss, are measured at fair value by reference to quoted market prices or rates when available. If quoted market prices or rates are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows, or other recognized valuation techniques.

Valuation techniques are generally applied to over the counter derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments. The most frequently applied pricing models and valuation techniques include forward pricing models, swap models using present value calculations, option models such as the Black-Scholes model or generalizations of it, and credit models such as default rate models or credit spread models.

12.3.2.2 Determination of fair values from quoted market prices or valuation techniques

As noted above, if an active market exists, market prices or rates are used to determine fair value; where no market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at balance sheet dates.

For trading portfolio securities which are listed or otherwise traded in an active market, for exchange traded derivatives, and for other financial instruments for which quoted prices or rates in an active market are available, fair value is determined directly from quoted prices or rates.

For financial instruments which do not have directly available quoted market prices or rates, fair values are determined indirectly from quoted prices or rates that are applied to models or valuation techniques. Fair values for the majority of over the counter derivatives are based on models or valuation techniques using assumptions that are supported by observable market prices or rates.

For a small portion of financial instruments, fair values cannot be obtained directly from quoted prices or rates, or indirectly using valuation techniques supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for exotic or structured over the counter financial instruments. In these cases fair value is determined indirectly using valuation techniques which are not fully supported by observable market prices or rates.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.3.2.3 Changes in fair value recognized in profit or loss during the period which were estimated using valuation techniques

Net trading income for the six month period ended 30 June 2004 was CHF 2,962 million, which represents the net result from a range of products traded across different business activities.

Included in Net trading income for the six months ended 30 June 2004 are net losses from changes in fair values of CHF 288 million related to financial instruments for which fair values were estimated using valuation techniques. These valuation techniques included models such as those described in section 12.3.2.1, which range from relatively simple models, to those which are more complex and require the use of assumptions or estimates.

Net trading income is often generated in transactions involving more than one business area, or more than one product type, including many transactions which are substantially offsetting due to the use of hedging or other risk management techniques. The amount of change in fair values estimated using valuation techniques above represents only a portion of total trading activities, and in many cases either offset, or was offset by, other transactions which were priced in active markets using quoted market prices or rates.

12.3.2.4 Sensitivity to changing significant assumptions to reasonably possible alternatives

Fair values for instruments for which there are no quoted market prices are derived using valuation techniques, i.e. models. All models used for this purpose undergo a validation process by the Quantitative Risk Models and Statistics unit. This results in a certification of each model, and a quantification of the related valuation uncertainty, for which model reserves are booked. Model reserves typically cover the following situations:

When instruments are valued with models that are not rich enough to account for certain market features, for example volatility skew, valuations are adjusted by the difference between a model that does account for the specific feature, and the “production” model in use. When no such specific model is available, the valuation is adjusted by an estimate of this difference.

Given a set of observable prices of the underlying, or instruments based on the underlying, calibration of different models to observable prices might produce different valuations for exotic instruments. Wherever possible, valuations are compared between different models, and reserves are taken to reflect the more conservative model.

Given a market standard model for valuation, there might be insufficient data observable in the market for the purposes of calibration. For example, an implied volatility curve might only be observable up to maturities shorter than required. This will result in uncertainty in input parameters and hence valuations. Reserves are taken in this case to cover a suitable confidence interval for the respective unobservable parameters.

Included in the fair value of financial instruments measured at fair value are those determined in full or in part using valuation techniques based on assumptions that are not supported by observable market prices or rates, for which model reserves have been recognized. Model reserves, however, do not necessarily reflect the sensitivity of model outputs if alternative inputs had been used to determine the fair value of financial instruments. Accordingly, they do not necessarily provide an indication of the impact that the use of alternative model inputs could have on recognized net trading income.

Additional Notes to the Financial Statements (unaudited)
(continued)

The range of different products within UBS for which valuation techniques are used, and the interaction of many different variables which are used as inputs to those models, makes such an analysis significantly more complex in practice than might otherwise be the case. The determination of what would represent reasonably possible alternative assumptions is itself subject to a considerable degree of judgement, and is therefore difficult to assess. In addition, the combined effect of a range of alternative assumptions across different products and models is difficult to determine with a high degree of reliability, and may not provide a meaningful disclosure, because such alternative fair values are considered to have less probability of being realized in a transaction than those recognized in the balance sheet.

12.3.3 Financial assets which have been pledged as collateral

UBS pledges trading portfolio assets as collateral in repurchase agreements and securities borrowing transactions. Trading portfolio assets pledged are separately disclosed in the balance sheet. UBS does not pledge other types of financial assets. Terms and conditions relating to assets pledged are in line with standards customary in international financial markets and allow counterparties to sell or re-pledge those assets. No financial assets are pledged for contingent liabilities.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.4 Pension and other post-retirement benefit plans

In December 2003, the FASB issued revised SFAS 132, Employers’ Disclosures about Pension and Other Post-retirement Benefits which requires the disclosure of the components of net periodic pension cost recognized during the interim periods. The net periodic pension costs for the defined benefit plans for the six-month period ended 30 June 2004 and 30 June 2003 were the following:

CHF million	Swiss		Foreign
For the six months ended	30.06.04	30.06.03	30.06.04	30.06.03

Components of net periodic pension cost
Service cost	272	296	42	45
Interest cost	333	352	106	98
Expected return on plan assets	(436)	(410)	(126)	(89)
Increase / (decrease) of unrecognized assets	148	(46)
Special termination benefits	12	47
Amortization of unrecognized net (gains) / losses		94	26	29
Employee contributions	(100)	(104)

Net periodic pension cost	229	229	48	83

The net periodic pension cost for the post-retirement medical and life plans for the six-month periods ended 30 June 2004 and 30 June 2003 were CHF 11 million and CHF 11 million, respectively.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.5 Contingent liabilities

(CHF million)	30.06.04	31.12.03

Contingent liabilities
Credit guarantees and similar instruments [1]	10,671	10,832
Sub-participations	(607)	(765)

Total	10,064	10,067

Performance guarantees and similar instruments [2]	2,660	2,760
Sub-participations	(467)	(276)

Total	2,193	2,484

Irrevocable commitments under documentary credits	2,184	1,971
Sub-participations	(375)	(373)

Total	1,809	1,598

Gross contingent liabilities	15,515	15,563
Sub-participations	(1,448)	(1,414)

Net contingent liabilities	14,067	14,149

of which secured collateral on gross contingent liabilities	7,847	7,439
Market value guarantees in form of written put options	345,120	218,638

1	Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities. 2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

As part of its trading and market-making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replacement value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is hedged through UBS’s standard risk management process and reduced to a level that is within the set risk limits. Accordingly, neither the underlying total contract volume nor the negative replacement value are indicative of the actual risk exposure arising from written put options.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.6 Ratio of earnings to fixed charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

		For the six
		months ended	For the year ended
CHF million, except for ratios		30.06.04	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

IFRS	[1]
Pre-tax earnings from continuing operations	[2]	5,462	7,739	4,260	6,353	10,109	7,709
Add: Fixed charges		13,851	28,708	30,297	45,089	44,251	30,246

Pre-tax earnings before fixed charges		19,313	36,447	34,557	51,442	54,360	37,955

Fixed charges:
Interest		13,425	27,860	29,417	44,236	43,615	29,695
Other	[3]	426	848	880	853	636	551

Total fixed charges		13,851	28,708	30,297	45,089	44,251	30,246

Ratio of earnings to fixed charges		1.39	1.27	1.14	1.14	1.23	1.25

US GAAP	[1]
Pre-tax earnings from continuing operations	[2]	5,936	8,262	5,473	4,598	6,617	4,216
Add: Fixed charges		13,856	28,548	30,214	44,950	44,220	30,211

Pre-tax earnings before fixed charges		19,792	36,810	35,687	49,548	50,837	34,427

Fixed charges:
Interest		13,430	27,700	29,334	44,096	43,584	29,660
Other	[3]	426	848	880	854	636	551

Total fixed charges		13,856	28,548	30,214	44,950	44,220	30,211

Ratio of earnings to fixed charges		1.43	1.29	1.18	1.10	1.15	1.14

1	The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.
2	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.
3	Other fixed charges is the interest component of rental expense.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.7 Recently issued US accounting standards

In December 2003, the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” was passed in the USA, which adds prescription drug coverage for Medicare-eligible employees. Pursuant to guidance included in FASB Staff Position FAS 106-1, the Group has chosen to defer recognition of the potential effects of the Act due to the lack of authoritative accounting guidance concerning certain technical matters. Therefore, the net periodic pension cost for the post-retirement medical and life plans do not reflect any potential impact of the Act. In May 2004, the FASB issued FASB Staff Position FAS 106-2 which provides guidance on accounting and disclosure requirements related to the Act. It will be effective for the first interim or annual period beginning after 15 June 2004. The Act is not expected to have a material impact on the financial statements.

Additional Notes to the Financial Statements (unaudited)
(continued)

12.8 Supplemental guarantor information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas, Inc., a wholly owned subsidiary of UBS.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2004, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,625 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 11 for a detailed reconciliation of the IFRS Financial Statements to US GAAP for UBS on a consolidated basis.

Additional Notes to the Financial Statements (unaudited)
(continued)

Supplemental guarantor consolidating income statement

CHF million	UBS AG	UBS		Consolidating	UBS
For the six months ended 30 June 2004	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Operating income
Interest income	14,726	6,271	6,948	(8,246)	19,699
Interest expense	(10,523)	(4,558)	(6,590)	8,246	(13,425)

Net interest income	4,203	1,713	358	0	6,274
Credit loss expense	132	2	0	0	134

Net interest income after credit loss expense	4,335	1,715	358	0	6,408

Net fee and commission income	3,952	3,672	2,222	0	9.846
Net trading income	2,898	(212)	276	0	2,962
Income from subsidiaires	910	0	0	(910)	0
Other income	(269)	474	358	0	563

Total operating income	11,826	5,649	3,214	(910)	19,779

Operating expenses
Personnel expenses	5,096	3,865	809	0	9,770
General and administrative expenses	1,269	1,283	698	0	3,250
Depreciation of property and equipment	363	82	180	0	625
Amortization of goodwill and other intangible assets	22	382	46	0	450

Total operating expenses	6,750	5,612	1,733	0	14,095

Operating profit/(loss) before tax and minority interests	5,076	37	1,481	(910)	5,684

Tax expense/(benefit)	679	132	280	0	1,091

Net profit /(loss) before minority interests	4,397	(95)	1,201	(910)	4,593

Minority interests	0	(53)	(143)	0	(196)

Net profit/(loss)	4,397	(148)	1,058	(910)	4,397

Net profit /(loss) US GAAP [2]	3,294	291	1,214	0	4,799

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Refer to Note 11 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)

Supplemental guarantor consolidating balance sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 30 June 2004	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets
Cash and balances with central banks	4,731	5	1,807	0	6,543
Due from banks	92,911	11,764	111,353	(177,160)	38,868
Cash collateral on securities borrowed	89,763	204,297	83,375	(143,429)	234,006
Reverse repurchase agreements	212,620	155,676	263,523	(269,533)	362,286
Trading portfolio assets	201,066	147,133	7,453	0	355,652
Trading portfolio assets pledged as collateral	109,793	43,819	19,612		173,224
Positive replacement values	214,519	1,734	96,310	(100,331)	212,232
Loans	251,194	28,051	33,837	(86,488)	226,594
Financial investments	743	956	3,599	0	5,298
Accrued income and prepaid expenses	3,257	1,916	4,070	(3,246)	5,997
Investments in associates	22,307	18	370	(20,824)	1,871
Property and equipment	5,778	541	885	0	7,204
Goodwill and other intangible assets	446	11,021	152	0	11,619
Other assets	10,854	3,877	20,764	(3,082)	32,413

Total assets	1,219,982	610,808	647,110	(804,093)	1,673,807

Liabilities
Due to banks	160,855	93,488	57,101	(177,160)	134,284
Cash collateral on securities lent	72,613	47,442	83,303	(143,429)	59,929
Repurchase agreements	135,811	348,516	242,455	(269,533)	457,249
Trading portfolio liabilities	96,407	56,093	21,917	0	174,417
Negative replacement values	241,990	1,961	73,041	(100,331)	216,661
Financial liabilities designated at fair value	40,099		8,300		48,399
Due to customers	340,200	43,152	61,214	(86,488)	358,078
Accrued expenses and deferred income	6,455	5,712	3,649	(3,246)	12,570
Debt issued	64,651	6,456	56,733	0	127,840
Other liabilities	20,408	3,293	24,050	(3,082)	44,669

Total liabilities	1,179,489	606,113	631,763	(783,269)	1,634,096

Minority interests	0	134	4,897	0	5,031

Total shareholders’ equity	40,493	4,561	10,450	(20,824)	34,680

Total liabilities, minority interests and shareholders’ equity	1,219,982	610,808	647,110	(804,093)	1,673,807

Total shareholders’ equity — US GAAP [2]	35,188	6,364	11,256	0	52,808

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Refer to Note 11 for a description of the differences between IFRS and US GAAP.

Additional Notes to the Financial Statements (unaudited)
(continued)

Supplemental guarantor consolidating cash flow statement

CHF million	UBS AG	UBS Americas
For the period ended 30 June 2004	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	4,461	8,365	(14,841)	(2,015)

Cash flow from / (used in) investing activities Investments in subsidiaries and associates	(852)	0	0	(852)
Disposal of subsidiaries and associates	214	0	0	214
Purchase of property and equipment	(409)	(46)	(222)	(677)
Disposal of property and equipment	44	221	213	478
Net (investment in) / divestment of financial investments	127	83	218	428

Net cash flow from / (used in) investing activities	(876)	258	209	(409)

Cash flow from / (used in) financing activities Net money market paper issued/ (repaid)	18,206	283	4,005	22,494
Net movements in treasury shares and own equity derivative activity	(2,435)	0	0	(2,435)
Capital issuance	1	0	0	1
Dividends paid	(2,806)	0	0	(2,806)
Issuance of long-term debt	22,799	0	12,047	34,846
Repayment of long-term debt	(12,282)	(860)	(3,443)	(16,585)
Increase in minority interests	0	44	908	952
Dividend payments to/ and purchase from minority interests	0	(4)	(203)	(207)
Net activity in investments in subsidiaries	(194)	548	(354)	0

Net cash flow from / (used in) financing activities	23,289	11	12,960	36,260
Effects of exchange rate differences	294	(17)	678	955

Net increase / (decrease) in cash equivalents	27,168	8,617	(994)	34,791
Cash and cash equivalents, beginning of period	43,309	18,811	11,236	73,356

Cash and cash equivalents, end of period	70,477	27,428	10,242	108,147

Cash and cash equivalents comprise:
Cash and balances with central banks	4,731	5	1,807	6,543
Money market paper [2]	41,116	24,274	598	65,988
Due from banks maturing in less than three months	24,630	3,149	7,837	35,616

Total	70,477	27,428	10,242	108,147

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 11,095 million was pledged at 30 June 2004.

Additional Notes to the Financial Statements (unaudited)
(continued)

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) of 8.622% UBS Trust Preferred Securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month LIBOR of such securities. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2004, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,625 billion.

INCORPORATION BY REFERENCE
SIGNATURES

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Aufhauser
Name: David Aufhauser
Title Managing Director

By:	/s/ Per Dyrvik
Name: Per Dyrvik
Title: Managing Director

Date: September 30, 2004